Exhibit 99.2

Daqo New Energy Promotes Xiaoyu Xu as Deputy Chief Executive Officer

Shanghai, China—October 30, 2024—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced the appointment of Ms. Xiaoyu Xu as Deputy Chief Executive Officer of the Company, effective October 30, 2024.

Ms. Xiaoyu Xu has served as the Company’s Investor Relations Director and Board Secretary since May 2023 and as a Director since November 2023. She previously worked at J.P. Morgan in the Corporate and Investment Bank department. Ms. Xu holds an MBA degree with a focus on finance, from the Wharton School of the University of Pennsylvania, and a Bachelor of Science degree in business administration from the Haas School of Business at the University of California, Berkeley. Ms. Xiaoyu Xu is the daughter of Mr. Xiang Xu, Chairman and CEO of Daqo New Energy.

"Ms. Xiaoyu Xu is a thoughtful, young leader who will bring global perspectives, optimism and deep commitment to our mission. We believe there are significant opportunities for us to explore in the renewable energy transition, both in China and globally. With her appointment, we will work to sharpen our corporate strategy and drive our next phase of growth while living our mission and values,” said Mr. Xiang Xu.

“I am deeply honored to have the opportunity to work alongside our exceptional team and will strive to fortify our position in the industry and boost our competitiveness,” said Xiaoyu. “I am deeply inspired by our founding mission and I am fully dedicated to fostering sustainable development of the Company, driving innovative advancement of green and clean energy on a global scale, and unlocking long-term values for our stakeholders.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004

Email: lbergkamp@christensencomms.com